UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Second Quarter 2020 Consolidated Results
2.	Second Quarter 2020 Consolidated Earnings Results Presentation

Item 1

Report of 2Q2020 consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States.. As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, August 27th, 2020. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income for 2Q2020 of Ps 323.4 billion or $14.5 pesos per share. ROAE was 6.6% and ROAA was 0.8% for the quarter.

Key results of the quarter:

•	Grupo Aval closed on the Multi Financial Group (MFG) acquisition in Panama during the month of May.

•	The acquisition represented a one-time increase in consolidated total assets of approximately Ps 18.6 trillion (USD 5.0 billion) and in consolidated total liabilities of approximately Ps 16.7 trillion (USD 4.4 billion).

•	Including the acquisition of MFG, Aval´s consolidated assets grew by 25.8% in the last twelve months to Ps 333 trillion.

•	Consolidated gross loans grew in the last twelve months to Ps 209 trillion, or 22.6%, including the MFG acquisition.

•	Consolidated deposits grew in the last twelve months to Ps 212 trillion, or 27.8%, including the MFG acquisition.

•	Cost of risk during the semester increased significantly to 2.7%, when compared to 2.1% during the first semester of 2019 and 2.3% during the second semester of last year. 40 to 50% of loan provisions booked during this quarter were Covid-related.

•	Total NIM during the semester was 5.1%, a decrease of almost 70 bps versus total NIM during the first half of 2019, and of 60 bps versus total NIM recorded during the second half of last year. However, total NIM during the second quarter of 2020 improved by 50bps versus total NIM during the first quarter, driven by a 456 bps increase in NIM on Investments.

•	Although gross fee income during the first semester was in line with gross fee income during the first semester of last year, a sharp decrease (-19%) was recorded in fee income from banking activities versus the previous quarter, mostly related to the region’s quarantine that resulted in a material decrease in credit card usage.

•	Income from non-financial sector operations contracted by 8.6% versus the first half of 2019 and by 10.6% versus the second semester of 2019, mainly driven by a contraction in revenues from infrastructure investments, which decreased by 8.9% and 11.7% versus the first and second semesters of 2019. This decrease was driven by the lockdown in Colombia that halted construction in our 4G concessions; however, the Government has already lifted most restrictions and construction has restarted.

•	We continue to observe strong funding and liquidity positions, as evidenced by the Deposits/Net Loans ratio of 1.04x and the Cash/Deposits ratio of 18.9%.

•	As a result, ROAA and ROAE for the semester were 1.3% and 10.4% respectively.

2

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, August 27th, 2020. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income for 2Q2020 of Ps 323.4 billion or $14.5 pesos per share. ROAE was 6.6% and ROAA was 0.8% for the quarter.

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Cash and cash equivalents	29,824.7	40,136.8	40,109.2	-0.1%	34.5%
Trading assets	7,702.0	11,478.9	11,204.1	-2.4%	45.5%
Investment securities	24,316.2	28,999.9	33,302.6	14.8%	37.0%
Hedging derivatives assets	44.4	206.0	129.0	-37.4%	190.8%
Total loans, net	166,401.3	195,066.3	203,303.0	4.2%	22.2%
Tangible assets	8,863.4	9,295.5	9,437.8	1.5%	6.5%
Goodwill	7,249.3	8,571.5	8,236.5	-3.9%	13.6%
Concession arrangement rights	6,429.4	8,068.4	8,154.6	1.1%	26.8%
Other assets	13,845.4	18,604.4	19,086.7	2.6%	37.9%
Total assets	264,676.1	320,427.8	332,963.5	3.9%	25.8%
Trading liabilities	568.3	3,016.1	1,196.5	-60.3%	110.6%
Hedging derivatives liabilities	76.7	770.9	310.6	-59.7%	N.A.
Customer deposits	166,000.8	203,221.5	212,216.0	4.4%	27.8%
Interbank borrowings and overnight funds	10,416.7	7,768.2	11,004.5	41.7%	5.6%
Borrowings from banks and others	20,278.7	25,511.2	26,570.5	4.2%	31.0%
Bonds issued	20,105.5	28,684.4	28,829.1	0.5%	43.4%
Borrowings from development entities	3,290.4	3,799.6	4,103.0	8.0%	24.7%
Other liabilities	13,336.0	14,625.6	14,572.4	-0.4%	9.3%
Total liabilities	234,073.0	287,397.4	298,802.7	4.0%	27.7%
Equity attributable to owners of the parent	18,310.6	19,472.2	19,939.8	2.4%	8.9%
Non-controlling interest	12,292.5	13,558.1	14,221.0	4.9%	15.7%
Total equity	30,603.1	33,030.3	34,160.8	3.4%	11.6%
Total liabilities and equity	264,676.1	320,427.8	332,963.5	3.9%	25.8%

Consolidated Statement of Income	2Q19	1Q20	2Q20	Δ
Interest income	4,885.8	5,097.5	5,199.9	2.0%	6.4%
Interest expense	2,054.4	2,172.0	2,246.4	3.4%	9.3%
Net interest income	2,831.3	2,925.5	2,953.6	1.0%	4.3%
Loans and other accounts receivable	1,040.9	1,101.4	1,642.1	49.1%	57.7%
Other financial assets	(33.2)	14.8	43.6	194.1%	N.A
Recovery of charged-off financial assets	(96.6)	(79.7)	(56.0)	-29.7%	-42.0%
Net impairment loss on financial assets	911.1	1,036.5	1,629.6	57.2%	78.9%
Net interest income, after impairment losses	1,920.2	1,889.0	1,323.9	-29.9%	-31.1%
Net income from commissions and fees	1,347.2	1,345.8	1,094.5	-18.7%	-18.8%
Gross profit from sales of goods and services	599.7	833.7	239.4	-71.3%	-60.1%
Net trading income	208.6	1,101.2	(93.6)	-108.5%	-144.9%
Net income from other financial instruments mandatory at FVTPL	53.4	73.3	59.7	-18.5%	11.7%
Total other income	266.1	(804.3)	853.2	N.A	N.A.
Total other expenses	2,409.2	2,576.4	2,621.6	1.8%	8.8%
Net income before income tax expense	1,986.1	1,862.3	855.6	-54.1%	-56.9%
Income tax expense	586.4	516.4	214.6	-58.4%	-63.4%
Net income for the period	1,399.7	1,345.8	641.0	-52.4%	-54.2%
Non-controlling interest	586.5	645.6	317.6	-50.8%	-45.8%
Net income attributable to owners of the parent	813.2	700.2	323.4	-53.8%	-60.2%

Key ratios	2Q19	1Q20	2Q20	YTD 2019	YTD 2020
Net Interest Margin(1)	5.7%	5.3%	5.0%	5.6%	5.2%
Net Interest Margin (including net trading income)(1)	5.9%	4.8%	5.3%	5.8%	5.1%
Efficiency ratio(2)	45.4%	47.1%	51.3%	45.1%	49.1%
ROAA(3)	2.1%	1.8%	0.8%	2.1%	1.3%
ROAE(4)	18.3%	14.2%	6.6%	17.7%	10.4%

90 days PDL / Gross loans (5)	3.2%	3.1%	3.0%	3.2%	3.0%
Provision expense / Average gross loans (6)	2.2%	2.2%	3.1%	2.1%	2.7%
Allowance / 90 days PDL (5)	1.53	1.41	1.53	1.53	1.53
Allowance / Gross loans	4.9%	4.4%	4.6%	4.9%	4.6%
Charge-offs / Average gross loans (6)	2.3%	1.9%	1.8%	2.4%	1.9%

Total loans, net / Total assets	62.9%	60.9%	61.1%	62.9%	61.1%
Deposits / Total loans, net	99.8%	104.2%	104.4%	99.8%	104.4%
Equity / Assets	11.6%	10.3%	10.3%	11.6%	10.3%
Tangible equity ratio (7)	8.7%	7.5%	7.6%	8.7%	7.6%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,295.0	1,100.0	935.0	1,295.0	935.0
Preferred share price (EoP)	1,285.0	897.0	830.0	1,285.0	830.0
BV/ EoP shares in Ps.	821.8	873.9	894.9	821.8	894.9
EPS	36.5	31.4	14.5	70.7	45.9

P/E (8)	8.8	7.1	14.3	9.1	9.0
P/BV (8)	1.6	1.0	0.9	1.6	0.9

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Statement of Financial Position Analysis

1. Assets

Total assets as of June 30th, 2020 totaled Ps 332,963.5 billion showing an increase of 25.8% versus June 30th, 2019 and of 3.9% versus March 31st, 2020. Growth in assets was mainly driven by (i) an 22.2% year over year growth in loans, net to Ps 203,303.0 billion,(ii) a 34.5% year over year growth in cash and cash equivalents to Ps 40,109.2 billion and (iii) a 36.9% yearly growth for investment securities to Ps 33,302.6 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 19.7% versus June 30th, 2019 and 6.5% versus March 31st, 2020; for total loans and receivables, net growth would have been 16.0% versus June 30th, 2019 and 7.0% versus March 31st, 2020; for cash and cash equivalents 26.3% and 3.0%; and for investment securities growth would have been 30.7% versus June 30th, 2019 and 17.5% versus March 31th, 2020.

Multi Financial Group contributed with Ps. 18.6 trillion in assets (USD 5.0 billion).

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 22.6% between June 30th, 2019 and June 30sth, 2020 to Ps 209,292.9 billion (16.6% excluding FX) mainly driven by (i) a 25.6% increase in Commercial loans to Ps 118,617.5 billion (20.8% excluding FX), (ii) a 14.8% increase in Consumer loans to Ps 65,122.3 billion (8.5% excluding FX), and (iii) a 32.0% increase Mortgages loans to Ps 25,168.6 billion (20.6% excluding FX).

Multi Financial Group contributed with Ps. 12.7 trillion in gross loans (USD 3.4 billion). Ps. 7.1 trillion in commercial loans (USD 1.9 billion), Ps. 3.0 trillion in consumer loans (USD 0.8 billion) and Ps. 2.6 trillion in mortgages loans (USD 0.7 billion).

Interbank & overnight funds decreased by 13.1% to Ps 3,585.4 billion (-18.5% excluding FX) during the last twelve months.

Loss allowance was Ps 9,575.2 billion as of June 30th, 2020 taking net loans to Ps 203,303.0 billion.

Total loans, net	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Gross loans
Commercial loans	94,475.8	111,830.7	118,617.5	6.1%	25.6%
Consumer loans	56,705.3	65,205.6	65,122.3	-0.1%	14.8%
Mortgages loans	19,060.8	23,228.4	25,168.6	8.4%	32.0%
Microcredit loans	411.3	403.4	384.4	-4.7%	-6.5%
Gross loans	170,653.2	200,668.0	209,292.9	4.3%	22.6%
Interbank & overnight funds	4,123.6	3,282.2	3,585.4	9.2%	-13.1%
Total gross loans	174,776.8	203,950.2	212,878.3	4.4%	21.8%
Loss allowance	(8,375.5)	(8,883.9)	(9,575.2)	7.8%	14.3%
Allowance for impairment of commercial loans	(4,476.8)	(4,601.8)	(5,212.3)	13.3%	16.4%
Allowance for impairment of consumer loans	(3,488.9)	(3,783.5)	(3,843.9)	1.6%	10.2%
Allowance for impairment of mortgages	(323.6)	(406.5)	(429.6)	5.7%	32.8%
Allowance for impairment of microcredit loans	(86.2)	(92.1)	(89.5)	-2.8%	3.8%
Total loans, net	166,401.3	195,066.3	203,303.0	4.2%	22.2%

5

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
General purpose	65,885.1	77,982.4	81,815.3	4.9%	24.2%
Working capital	14,801.8	18,611.7	21,197.9	13.9%	43.2%
Financial leases	9,958.0	10,838.2	10,747.4	-0.8%	7.9%
Funded by development banks	3,067.7	3,497.7	3,950.9	13.0%	28.8%
Overdrafts	456.4	544.3	635.5	16.7%	39.2%
Credit cards	306.7	356.3	270.5	-24.1%	-11.8%
Commercial loans	94,475.8	111,830.6	118,617.5	6.1%	25.6%
Payroll loans	24,656.5	28,098.7	28,630.9	1.9%	16.1%
Personal loans	10,418.2	11,409.6	11,451.6	0.4%	9.9%
Credit cards	15,395.8	18,770.1	17,095.3	-8.9%	11.0%
Automobile and vehicle	5,746.2	6,399.2	7,447.8	16.4%	29.6%
Financial leases	257.7	302.3	287.3	-5.0%	11.5%
Overdrafts	93.3	89.7	80.6	-10.2%	-13.6%
Other	137.6	136.0	128.8	-5.3%	-6.4%
Consumer loans	56,705.2	65,205.6	65,122.3	-0.1%	14.8%
Mortgages	17,643.1	21,602.7	23,510.1	8.8%	33.3%
Housing leases	1,417.7	1,625.6	1,658.5	2.0%	17.0%
Mortgages loans	19,060.8	23,228.4	25,168.6	8.4%	32.0%
Microcredit loans	411.3	403.4	384.4	-4.7%	-6.5%
Gross loans	170,653.1	200,668.0	209,292.9	4.3%	22.6%
Interbank & overnight funds	4,123.6	3,282.2	3,585.4	9.2%	-13.1%
Total gross loans	174,776.8	203,950.2	212,878.3	4.4%	21.8%

Over the last twelve months, commercial general purpose loans and payroll loans have driven our loan portfolio growth in accordance with our banks’ strategies.

In Colombia, gross loans increased by 11.5% during the last twelve months and 1.0% during the quarter. As for Central America, loans and receivables grew by 48.4% between June 30th, 2019 and June 30th, 2020 and 10.5% in the last quarter; when excluding FX, growth would have been 26.6% and 19.3%, respectively.

Commercial loans grew by 25.6% over the year and 6.1% in the last quarter. In Colombia, commercial loans increased by 13.9% annually and 2.1% over the quarter. As for Central America, commercial loans grew by 64.6% over the year and 16.6% in the last quarter; when excluding FX, growth in Central America would have been 40.5% and 25.9%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by payrolls loans. In Colombia, Consumer loans grew by 6.7% during the last twelve months and decreased 1.3% between March 31st , 2020 and June 30th, 2020 mainly in credit cards. Growth of our Central American operations was 30.6% over the year and 1.7% in the last quarter, excluding FX, growth would have been 11.5% during the last twelve months and 9.8% in the quarter.

6

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in all loan categories (commercial loans grew 18.2%, consumer loans grew 6.8% and mortgages grew 18.2%).

Gross loans / Bank ($)	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Banco de Bogotá	109,904.9	134,807.7	141,757.5	5.2%	29.0%
Domestic	58,329.6	65,554.2	65,237.0	-0.5%	11.8%
Central America	51,575.3	69,253.5	76,520.5	10.5%	48.4%
Banco de Occidente	29,400.7	32,260.5	33,942.2	5.2%	15.4%
Banco Popular	19,280.8	20,767.5	21,469.1	3.4%	11.3%
Banco AV Villas	11,883.4	12,435.3	12,051.4	-3.1%	1.4%
Corficolombiana	1,761.3	2,000.4	1,821.3	-8.9%	3.4%
Eliminations	(1,578.0)	(1,603.5)	(1,748.7)	9.1%	10.8%
Gross loans	170,653.2	200,668.0	209,292.9	4.3%	22.6%
Interbank & overnight funds	4,123.6	3,282.2	3,585.4	9.2%	-13.1%
Total gross loans	174,776.8	203,950.2	212,878.3	4.4%	21.8%

Gross loans / Bank (%)	2Q19	1Q20	2Q20

Banco de Bogotá	64.4%	67.2%	67.7%
Domestic	34.2%	32.7%	31.2%
Central America	30.2%	34.5%	36.6%
Banco de Occidente	17.2%	16.1%	16.2%
Banco Popular	11.3%	10.3%	10.3%
Banco AV Villas	7.0%	6.2%	5.8%
Corficolombiana	1.0%	1.0%	0.9%
Eliminations	-0.9%	-0.8%	-0.8%
Gross loans	100%	100%	100%

Of the total loans and receivables, 63.1% are domestic and 36.9% are foreign. In terms of gross loans (excluding interbank and overnight funds), 63.4% are domestic and 36.6% are foreign (reflecting the Central American operations).

Gross loans	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Domestic
Commercial loans	72,716.9	81,115.8	82,806.2	2.1%	13.9%
Consumer loans	37,464.6	40,497.7	39,985.9	-1.3%	6.7%
Mortgages loans	8,485.0	9,397.6	9,595.8	2.1%	13.1%
Microcredit loans	411.3	403.4	384.4	-4.7%	-6.5%
Interbank & overnight funds	2,509.3	1,611.9	1,471.4	-8.7%	-41.4%
Total domestic loans	121,587.2	133,026.3	134,243.7	0.9%	10.4%
Foreign
Commercial loans	21,758.9	30,714.9	35,811.2	16.6%	64.6%
Consumer loans	19,240.6	24,707.9	25,136.4	1.7%	30.6%
Mortgages loans	10,575.8	13,830.7	15,572.8	12.6%	47.2%
Microcredit loans	-	-	-	-	-
Interbank & overnight funds	1,614.3	1,670.3	2,114.0	26.6%	31.0%
Total foreign loans	53,189.6	70,923.9	78,634.5	10.9%	47.8%
Total gross loans	174,776.8	203,950.2	212,878.3	4.4%	21.8%

7

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

The quality of our loan portfolio improved during the quarter.

Our 30 days PDL to total loans closed 2Q20 in 4.1%, compared to 4.2% in 1Q20 and 4.5% in 2Q19. The ratio of 90 days PDL to total loans was 3.0% for 2Q20, compared to 3.1% for 1Q20 and 3.2% in 2Q19. Finally, the ratio of CDE Loans to total loans was 6.8% in 2Q20, 6.9% in 1Q20, and 7.1% in 2Q19.

Commercial loans 30 days PDL ratio was 4.1% for 2Q20 and 1Q20, and 4.2% for 2Q19; 90 days PDL ratio was 3.6%, 3.5% and 3.6%, respectively. Consumer loans 30 days PDL ratio was 3.8% for 2Q20, 4.1% for 1Q20 and 4.9% for 2Q19; 90 days PDL ratio was 2.0%, 2.6% and 2.7%, respectively. Mortgages’ 30 days PDL ratio was 4.4% for 2Q20 and 1Q20, and 4.6% for 2Q19; 90 days PDL ratio was 2.7%, 3.0% and 2.6%, respectively.

Total gross loans	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
''A'' normal risk	153,775.8	181,576.2	188,606.9	3.9%	22.7%
''B'' acceptable risk	4,749.9	5,305.3	6,491.7	22.4%	36.7%
''C'' appreciable risk	5,394.5	6,253.8	6,562.8	4.9%	21.7%
''D'' significant risk	3,762.6	3,886.3	3,875.4	-0.3%	3.0%
''E'' unrecoverable	2,970.4	3,646.3	3,756.1	3.0%	26.5%
Gross loans	170,653.2	200,668.0	209,292.9	4.3%	22.6%
Interbank and overnight funds	4,123.6	3,282.2	3,585.4	9.2%	-13.1%
Total gross loans	174,776.8	203,950.2	212,878.3	4.4%	21.8%

CDE loans / Total loans (*)	7.1%	6.9%	6.8%

Past due loans	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Performing	90,507.7	107,237.1	113,778.3	6.1%	25.7%
Between 31 and 90 days past due	552.6	734.4	574.4	-21.8%	3.9%
+90 days past due	3,415.4	3,859.2	4,264.8	10.5%	24.9%
Commercial loans	94,475.8	111,830.7	118,617.5	6.1%	25.6%
Performing	53,904.5	62,523.2	62,647.4	0.2%	16.2%
Between 31 and 90 days past due	1,273.7	987.1	1,198.3	21.4%	-5.9%
+90 days past due	1,527.1	1,695.3	1,276.6	-24.7%	-16.4%
Consumer loans	56,705.3	65,205.6	65,122.3	-0.1%	14.8%
Performing	18,183.2	22,212.5	24,050.9	8.3%	32.3%
Between 31 and 90 days past due	380.5	323.3	435.0	34.6%	14.3%
+90 days past due	497.1	692.6	682.8	-1.4%	37.4%
Mortgages loans	19,060.8	23,228.4	25,168.6	8.4%	32.0%
Performing	341.7	342.3	333.2	-2.7%	-2.5%
Between 31 and 90 days past due	18.6	3.1	4.6	46.7%	-75.2%
+90 days past due	51.1	58.0	46.7	-19.5%	-8.6%
Microcredit loans	411.3	403.4	384.4	-4.7%	-6.5%
Gross loans	170,653.2	200,668.0	209,292.9	4.3%	22.6%
Interbank & overnight funds	4,123.6	3,282.2	3,585.4	9.2%	-13.1%
Total gross loans	174,776.8	203,950.2	212,878.3	4.4%	21.8%

30 Days PDL / Total loans (*)	4.5%	4.2%	4.1%
90 Days PDL / Total loans (*)	3.2%	3.1%	3.0%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

8

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Grupo Aval’s coverage over its 90 days PDL was 1.5x for 2Q20, 1.4x for 1Q20 and 1.5x for 2Q19. Allowance to CDE Loans was 0.7x for 2Q20, 0.6x for 1Q20 and 0.7x for 2Q19, and allowance to 30 days PDL was 1.1x for 2Q20, 1Q20 and 2Q19. Impairment loss, net of recoveries of charged off assets to average total loans was 3.1% in 2Q20, and 2.2% in 1Q20 and 2Q19. Charge-offs to average total loans was 1.8% in 2Q20, 1.9% in 1Q20, and 2.3% in 2Q19.

Total gross loans	2Q19	1Q20	2Q20

Allowance for impairment / CDE loans	0.7	0.6	0.7
Allowance for impairment / 30 Days PDL	1.1	1.1	1.1
Allowance for impairment / 90 Days PDL	1.5	1.4	1.5
Allowance for impairment / Total loans (*)	4.9%	4.4%	4.6%

Impairment loss / CDE loans	0.3	0.3	0.5
Impairment loss / 30 Days PDL	0.5	0.5	0.8
Impairment loss / 90 Days PDL	0.8	0.7	1.0
Impairment loss / Average total loans (*)	2.5%	2.3%	3.2%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	2.2%	2.2%	3.1%

Charge-offs / Average total loans (*)	2.3%	1.9%	1.8%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 39.0% to Ps 44,506.7 billion between June 30th, 2019 and June 30th, 2020 and 10.0% versus March 31st, 2020. Ps 37,518.5 billion of our total portfolio is invested in debt securities, which increased by 38.7% between June 30th, 2019 and June 30th, 2020 and by 15.3% since March 31st, 2020. Ps 5,619.6 billion of our total investment securities is invested in equity securities, which increased by 26.8% between June 30th, 2019 and June 30th, 2020 and by 11.5% versus March 31st, 2020.

Multi Financial Group contributed with Ps. 4.2 trillion of investment and trading assets (USD 1.1 billion).

Investment and trading assets	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Debt securities	4,011.4	4,883.0	5,600.7	14.7%	39.6%
Equity securities	3,157.1	3,708.1	4,234.8	14.2%	34.1%
Derivative assets	533.5	2,887.8	1,368.5	-52.6%	156.5%
Trading assets	7,702.0	11,478.9	11,204.1	-2.4%	45.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	25.1	9.3	8.8	-4.8%	-64.8%
Debt securities at FVOCI	20,030.6	24,426.3	27,001.1	10.5%	34.8%
Equity securities at FVOCI	1,276.0	1,330.7	1,384.8	4.1%	8.5%
Investments in securities at FVOCI	21,306.6	25,757.0	28,386.0	10.2%	33.2%
Investments in debt securities at AC	2,984.5	3,233.7	4,907.8	51.8%	64.4%
Investment and trading assets	32,018.2	40,478.8	44,506.7	10.0%	39.0%

9

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 6.6% for 2Q20, 1.4% for 1Q20 and 5.7% in 2Q19.

1.3 Cash and Cash Equivalents

As of June 30th, 2020 cash and cash equivalents had a balance of Ps 40,109.2 billion showing an increase of 34.5% versus June 30th, 2019 and decreasing 0.1% versus March 31st, 2020 (26.3% and 3.0% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 18.9% at June 30th, 2020, 19.8% at March 31st, 2020, and 18.0% at June 30th, 2019.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of June 30th, 2020 reached Ps 17,856.9 billion, increasing by 21.1% versus June 30th, 2019 and decreasing 0.3% versus March 31st, 2020.

Goodwill as of June 30th, 2020 was Ps 8,236.5 billion, increasing by 13.6% versus June 30th, 2019 and decreasing 3.9% versus March 31st, 2020, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of June 30th, 2020 reached Ps 9,620.4 billion and grew by 28.3% versus June 30th, 2019 and 3.0% versus March 31st, 2020.

2. Liabilities

As of June 30th, 2020 funding represented 94.6% of total liabilities and other liabilities represented 5.4%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 282,723.1 billion as of June 30th, 2020 showing an increase of 28.5% versus June 30th, 2019 and of 5.1% versus March 31st, 2020 (22.5% and 7.6% increase excluding FX). Total customer deposits represented 75.1% of total funding as of the end of 2Q20, 75.6% for 1Q20 and 75.4% for 2Q19.

Multi Financial Group contributed with Ps. 16.3 trillion in total funding (USD 4.3 billion).

Average cost of funds was 3.3% for 2Q20, 3.5% for 1Q20 and 3.8% for 2Q19.

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Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

2.1.1 Customer deposits

Customer deposits	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Checking accounts	14,811.2	18,843.7	25,290.1	34.2%	70.7%
Other deposits	526.6	388.6	499.8	28.6%	-5.1%
Non-interest bearing	15,337.8	19,232.3	25,789.9	34.1%	68.1%
Checking accounts	23,479.6	34,215.8	26,486.3	-22.6%	12.8%
Time deposits	71,687.7	81,071.4	86,638.2	6.9%	20.9%
Savings deposits	55,495.7	68,701.9	73,301.6	6.7%	32.1%
Interest bearing	150,663.0	183,989.2	186,426.2	1.3%	23.7%
Customer deposits	166,000.8	203,221.5	212,216.0	4.4%	27.8%

Of our total customer deposits as of June 30th, 2020 checking accounts represented 24.4%, time deposits 40.8%, savings accounts 34.5%, and other deposits 0.2%.

Multi Financial Group contributed with Ps. 11.0 trillion in deposits (USD 2.9 billion).

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Bogotá showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Banco de Bogotá	107,408.4	143,581.6	148,550.2	3.5%	38.3%
Domestic	56,458.0	72,181.8	67,964.0	-5.8%	20.4%
Central America	50,950.4	71,399.8	80,586.2	12.9%	58.2%
Banco de Occidente	26,706.2	31,476.6	30,764.9	-2.3%	15.2%
Banco Popular	19,096.1	18,516.9	21,579.6	16.5%	13.0%
Banco AV Villas	11,307.6	12,694.2	12,821.0	1.0%	13.4%
Corficolombiana	4,006.2	4,671.5	4,765.1	2.0%	18.9%
Eliminations	(2,523.5)	(7,719.5)	(6,264.7)	-18.8%	148.2%
Total Grupo Aval	166,000.8	203,221.5	212,216.0	4.4%	27.8%

Deposits / Bank (%)	2Q19	1Q20	2Q20
Banco de Bogotá	64.7%	70.7%	70.0%
Domestic	34.0%	35.5%	32.0%
Central America	30.7%	35.1%	38.0%
Banco de Occidente	16.1%	15.5%	14.5%
Banco Popular	11.5%	9.1%	10.2%
Banco AV Villas	6.8%	6.2%	6.0%
Corficolombiana	2.4%	2.3%	2.2%
Eliminations	-1.5%	-3.8%	-3.0%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2020 borrowings from banks and other totaled Ps 30,673.5 billion, showing an increase of 30.1% versus June 30th, 2019 and of 4.6% versus March 31st, 2020. Excluding FX, borrowings from banks and other increased 21.8% versus June 30th, 2019 and 7.7% versus March 31st, 2020.

2.1.3 Bonds issued

Total bonds issued as of June 30th, 2020 totaled Ps 28,829.1 billion increased 43.4% versus June 30th, 2019 and 0.5% versus March 31st, 2020. Excluding FX, bonds increased 42.1% versus June 30th, 2019 and 0.8% versus March 31st, 2020.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of June 30th, 2020 non-controlling interest was Ps 14,221.0 billion which increased by 15.7% versus June 30th, 2019 and 4.9% versus March 31st, 2020. Total non-controlling interest represents 41.6% of total equity as of 2Q20, compared to 41.0% in 1Q20 and 40.2% in 2Q19. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	0
Corficolombiana	38.2%	38.6%	38.6%	-	40

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2020 was Ps 19,939.8 billion, showing an increase of 8.9% versus June 30th, 2019 and a increase of 2.4% versus March 31st, 2020.

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Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Income Statement Analysis

Our net income attributable to the owners of the parent company for 2Q20 of Ps 323.4 billion showed a 60.2% decrease versus 2Q19 and a 53.8% decrease versus 1Q20.

Consolidated Statement of Income	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Interest income	4,885.8	5,097.5	5,199.9	2.0%	6.4%
Interest expense	2,054.4	2,172.0	2,246.4	3.4%	9.3%
Net interest income	2,831.3	2,925.5	2,953.6	1.0%	4.3%
Loans and other accounts receivable	1,040.9	1,101.4	1,642.1	49.1%	57.7%
Other financial assets	(33.2)	14.8	43.6	194.1%	N.A
Recovery of charged-off financial assets	(96.6)	(79.7)	(56.0)	-29.7%	-42.0%
Net impairment loss on financial assets	911.1	1,036.5	1,629.6	57.2%	78.9%
Net income from commissions and fees	1,347.2	1,345.8	1,094.5	-18.7%	-18.8%
Gross profit from sales of goods and services	599.7	833.7	239.4	-71.3%	-60.1%
Net trading income	208.6	1,101.2	(93.6)	-108.5%	-144.9%
Net income from other financial instruments mandatory at FVTPL	53.4	73.3	59.7	-18.5%	11.7%
Total other income	266.1	(804.3)	853.2	N.A	N.A.
Total other expenses	2,409.2	2,576.4	2,621.6	1.8%	8.8%
Net income before income tax expense	1,986.1	1,862.3	855.6	-54.1%	-56.9%
Income tax expense	586.4	516.4	214.6	-58.4%	-63.4%
Net income for the period	1,399.7	1,345.8	641.0	-52.4%	-54.2%
Non-controlling interest	586.5	645.6	317.6	-50.8%	-45.8%
Net income attributable to owners of the parent	813.2	700.2	323.4	-53.8%	-60.2%

1. Net Interest Income

Net interest income	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Interest income
Commercial	1,842.9	1,889.1	1,963.6	3.9%	6.5%
Interbank and overnight funds	108.5	81.9	43.7	-46.6%	-59.7%
Consumer	2,224.8	2,322.9	2,374.0	2.2%	6.7%
Mortgages and housing leases	403.9	455.2	466.1	2.4%	15.4%
Microcredit	25.5	25.7	22.5	-12.5%	-11.6%
Loan portfolio	4,605.7	4,774.8	4,870.0	2.0%	5.7%
Interests on investments in debt securities	280.0	322.6	330.0	2.3%	17.8%
Total interest income	4,885.8	5,097.5	5,199.9	2.0%	6.4%
Interest expense
Checking accounts	103.6	93.7	81.7	-12.8%	-21.2%
Time deposits	888.5	948.4	968.9	2.2%	9.0%
Savings deposits	374.2	427.1	422.4	-1.1%	12.9%
Total interest expenses on deposits	1,366.4	1,469.2	1,473.0	0.3%	7.8%
Interbank borrowings and overnight funds	84.3	84.5	97.7	15.7%	16.0%
Borrowings from banks and others	277.3	220.4	242.3	9.9%	-12.7%
Bonds issued	294.4	359.4	397.8	10.7%	35.1%
Borrowings from development entities	32.0	38.5	35.7	-7.3%	11.5%
Total interest expenses on financial obligations	688.0	702.7	773.4	10.1%	12.4%
Total interest expense	2,054.4	2,172.0	2,246.4	3.4%	9.3%
Net interest income	2,831.3	2,925.5	2,953.6	1.0%	4.3%

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Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Our net interest income increased by 4.3% to Ps 2,953.6 billion for 2Q20 versus 2Q19 and increased 1.0% versus 1Q20. The increase versus 2Q19 was derived from a 6.4% increase in total interest income that was partially offset by a 9.3% increase in total interest expense.

Our Net Interest Margin(1) was 5.3% for 2Q20, 4.8% in 1Q20 and 5.9% in 2Q19. Net Interest Margin on Loans was 5.8% for 2Q20, 6.1% in 1Q20 and 6.6% in 2Q19. On the other hand, our Net Investments Margin was 2.9% in 2Q20 versus -1.7% in 1Q20 and 2.3% in 2Q19.

In our Colombian operations, our Net Interest Margin was 4.9% for 2Q20, 4.0% for 1Q20, and 5.4% for 2Q19. Net Interest Margin on Loans was 5.3% for 2Q20, 5.6% in 1Q20 and 6.2% in 2Q19. On the other hand, our Net Investments Margin was 3.4% in 2Q20 versus -3.3% in 1Q20 and 2.0% in 2Q19.

In our Central American operations, our Net Interest Margin was 6.0% for 2Q20, 6.4% in 1Q20 and 6.9% in 2Q19. Net Interest Margin on Loans was 6.8% for 2Q20, 7.0% in 1Q20 and 7.5% in 2Q19. On the other hand, our Net Investments Margin was 1.5% for 2Q20, 2.7% in 1Q20 versus 3.0% in 2Q19.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 78.9% to Ps 1,629.6 billion for 2Q20 versus 2Q19 and 57.2% versus 1Q20.

Net impairment loss on financial assets	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Loans and other accounts receivable	1,040.9	1,101.4	1,642.1	49.1%	57.7%
Other financial assets	(33.2)	14.8	43.6	194.1%	N.A
Recovery of charged-off financial assets	(96.6)	(79.7)	(56.0)	-29.7%	-42.0%
Net impairment loss on financial assets	911.1	1,036.5	1,629.6	57.2%	78.9%

Our annualized gross cost of risk was 3.2% for 2Q20, 2.3% for 1Q20 and 2.5% for 2Q19. Net of recoveries of charged-off assets our ratio was 3.1% for 2Q20, 2.2% for 1Q20 and 2.2% for 2Q19.

(1)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 5.0% for 2Q20, 5.3% for 1Q20 and 5.7% for 2Q19.

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Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

3. Non-interest income

Total non-interest income	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Income from commissions and fees
Banking fees (1)	1,075.1	1,109.0	893.5	-19.4%	-16.9%
Trust activities	84.4	81.4	78.9	-3.0%	-6.5%
Pension and severance fund management	301.0	307.7	260.9	-15.2%	-13.3%
Bonded warehouse services	40.1	36.7	35.0	-4.8%	-12.8%
Total income from commissions and fees	1,500.6	1,534.8	1,268.3	-17.4%	-15.5%
Expenses from commissions and fees	153.4	189.0	173.7	-8.1%	13.3%
Net income from commissions and fees	1,347.2	1,345.8	1,094.5	-18.7%	-18.8%

Income from sales of goods and services	2,077.9	2,463.6	1,528.3	-38.0%	-26.4%
Costs and expenses from sales of goods and services	1,478.1	1,629.9	1,288.9	-20.9%	-12.8%
Gross profit from sales of goods and services	599.7	833.7	239.378	-71.3%	-60.1%

Net trading income	208.6	1,101.2	(93.6)	-108.5%	-144.9%
Net income from other financial instruments mandatory at FVTPL	53.4	73.3	59.7	-18.5%	11.7%

Other income
Foreign exchange gains (losses), net	16.6	(1,147.8)	557.7	-148.6%	N.A.
Net gain on sale of investments and OCI realization	65.1	94.3	106.2	12.7%	63.1%
Gain on the sale of non-current assets held for sale	6.6	28.6	6.6	-76.9%	0.5%
Income from non-consolidated investments (2)	65.9	148.2	43.4	-70.7%	-34.2%
Net gains on asset valuations	(7.3)	3.3	(1.8)	-154.8%	-75.0%
Other income from operations	119.2	69.1	141.1	104.1%	18.4%
Total other income	266.1	(804.3)	853.2	N.A	N.A.

Total non-interest income	2,475.0	2,549.6	2,153.3	-15.5%	-13.0%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees decreased by 18.8% to Ps 1,094.5 billion for 2Q20 versus 2Q19 and 18.7% in the quarter. Income from commissions and fees decreased by 15.5% to Ps 1,268.3 billion in 2Q20 versus 2Q19 and 17.4% in the quarter. Excluding FX, net income from commissions decreased 24.6% and 21.8%, respectively. In Colombia, net income from commissions and fees decreased by 20.8% over the last year and 17.8% over the quarter. In Central America, net income from commissions and fees decreased by 16.1% over the last year and 19.7% over the quarter; excluding FX, net income decreased by 29.1% over the last year and 26.5% during the quarter.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 60.4% to Ps 239.4 billion for 2Q20 versus 2Q19 and 71.3% during the quarter. The decrease versus 1Q20 and 2Q19 is mainly explained by the lower income from investments in toll road concessions and in Promigas.

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Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

3.3 Net trading income

Net trading income	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Trading investment income	152.3	(204.2)	316.8	N.A	108.0%
Net income (loss) on financial derivatives	31.4	1,160.5	(364.0)	-131.4%	N.A
Other trading income on derivatives	24.9	144.8	(46.4)	-132.0%	N.A
Net trading income	208.6	1,101.2	(93.6)	-108.5%	-144.9%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income

Total other income for 2Q20 totaled Ps 853.2 billion mainly driven by gains from foreign exchange.

4. Other expenses

Total other expenses for 2Q20 totaled Ps 2,621.6 billion increasing by 8.8% versus 2Q19 and 1.8% versus 1Q20 (1.4% and -1.9% excluding FX). Our efficiency ratio measured as total other expenses to total income was 51.3% in 2Q20, 47.1% in 1Q20 and 45.4% in 2Q19. The ratio of annualized total other expenses as a percentage of average total assets was 3.2% in 2Q20, 3.4% in 1Q20 and 3.7% in 2Q19.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 47.4% in 2Q20, 42.7% in 1Q20 and 40.3% in 2Q19. The ratio of annualized total other expenses as a percentage of average total assets was 2.8% in 2Q20, 2.9% in 1Q20 and 3.2% in 2Q19.

In Central America, our efficiency ratio measured as total other expenses to total income, was 57.8% in 2Q20, 54.7% in 1Q20 and 56.5% in 2Q19. The ratio of annualized total other expenses as a percentage of average total assets was 4.0% in 2Q20, 4.7% in 1Q20 and 4.9% in 2Q19.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 2Q20, non- controlling interest in the income statement was Ps 317.6 billion, showing an 45.8% decrease versus 2Q19 and 50.8% versus 1Q20. The ratio of non-controlling interest to income before non-controlling interest was 49.6% in 2Q20, 48.0% in 1Q20 and 41.9% in 2Q19.

16

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Information related to Grupo Aval’s consolidated financial statements by geography

	Grupo Aval Acciones y Valores S.A. - Colombian Operation
	Financial Statements Under Full IFRS
	Information in Ps. Billions
		2Q19	1Q20	2Q20	Δ
					2Q20 vs. 1Q20	2Q20 vs. 2Q19

	Gross loans and receivables	119,077.9	131,414.5	132,772.4	1.0%	11.5%

	Total assets	186,697.0	215,714.4	213,888.5	-0.8%	14.6%

	Customer deposits	115,050.4	131,821.7	131,629.9	-0.1%	14.4%

	Total liabilities	169,577.4	200,921.0	197,380.3	-1.8%	16.4%

	Net income for the period	1,090.7	901.9	401.7	-55.5%	-63.2%

	Net income attributable to owners of the parent	600.8	395.2	158.9	-59.8%	-73.6%

			YTD 2019	YTD 2020	Δ
					2020 vs. 2019

	Net income for the period		2,150.6	1,303.6	-39.4%

A	Net income attributable to owners of the parent		1,159.7	554.0	-52.2%

	Leasing Bogotá Panamá S.A.(1) Financial Statements Under IFRS Information in Ps. Billions
		2Q19	1Q20	2Q20	Δ
					2Q20 vs. 1Q20	2Q20 vs. 2Q19

	Gross loans and receivables	51,575.3	69,253.5	76,520.5	10.5%	48.4%

	Total assets	77,979.1	104,713.3	119,075.0	13.7%	52.7%

	Customer deposits	50,950.4	71,399.8	80,586.2	12.9%	58.2%

	Total liabilities	64,495.7	86,476.4	101,422.4	17.3%	57.3%

	Net income for the period	309.0	443.9	239.3	-46.1%	-22.5%

	Net income attributable to owners of the parent	212.4	305.1	164.5	-46.1%	-22.6%

			YTD 2019	YTD 2020	Δ
					2020 vs. 2019

	Net income for the period		605.7	683.2	12.8%

B	Net income attributable to owners of the parent		416.3	469.5	12.8%

A+B	Net income attributable to owners of the parent		1,576.1	1,023.6	-35.1%

(1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations.

17

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,661.4 billion (Ps 529.9 billion of bank debt and Ps 1,131.4 billion of bonds denominated in Colombian pesos) as of June 30th 2020. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds and Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of June 30th, 2020 the total amount outstanding (including interests payable) of such bonds was USD 2.0 billion, or Ps 7,590.7 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 3,994.9 billion of total liquid assets, a total gross indebtedness of Ps 9,252.1 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 5,257.2 billion as of June 30th, 2020. In addition to liquid assets, Grupo Aval Ltd. has Ps 1,165.3 billion in other loans to subsidiaries and investments in AT1 instruments of Ps 1,953.3 billion.

Total liquid assets as of June 30, 2020
Cash and cash equivalents	2,980.1
Fixed income investments	304.8
Callable Senior loans to subsidiaries	709.9
Total liquid assets	3,994.9

As of June 30th, 2020 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.20x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Double leverage (1)	1.14x	1.15x	1.20x	0.05	0.06
Net debt / Core earnings (2)(3)	2.7x	3.2x	3.3x	0.1	0.6
Net debt / Cash dividends (2)(3)	3.0x	3.7x	4.3x	0.6	1.3
Core Earnings / Interest Expense (2)	5.5x	4.0x	3.9x	-0.2	-1.6

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

18

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic and Multi Financial Group operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contact

Alejo Sánchez García

Strategic Planning and Investor Relations Manager

Tel: +571 241 9700 x23422

E-mail: asanchez@grupoaval.com

19

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q19	1Q20	2Q20	Δ
				2Q20 vs. 1Q20	2Q20 vs. 2Q19

Cash and cash equivalents	29,824.7	40,136.8	40,109.2	-0.1%	34.5%

Investment and trading assets
Debt securities	4,011.4	4,883.0	5,600.7	14.7%	39.6%
Equity securities	3,157.1	3,708.1	4,234.8	14.2%	34.1%
Derivative assets	533.5	2,887.8	1,368.5	-52.6%	156.5%
Trading assets	7,702.0	11,478.9	11,204.1	-2.4%	45.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	25.1	9.3	8.8	-4.8%	-64.8%
Investments in securities at FVOCI	21,306.6	25,757.0	28,386.0	10.2%	33.2%
Investments in debt securities at AC	2,984.5	3,233.7	4,907.8	51.8%	64.4%
Investment securities	24,316.2	28,999.9	33,302.6	14.8%	37.0%
Hedging derivatives assets	44.4	206.0	129.0	-37.4%	190.8%

Gross loans
Commercial loans	98,599.4	115,112.9	122,202.9	6.2%	23.9%
Commercial loans	94,475.8	111,830.7	118,617.5	6.1%	25.6%
Interbank & overnight funds	4,123.6	3,282.2	3,585.4	9.2%	-13.1%
Consumer loans	56,705.3	65,205.6	65,122.3	-0.1%	14.8%
Mortgages loans	19,060.8	23,228.4	25,168.6	8.4%	32.0%
Microcredit loans	411.3	403.4	384.4	-4.7%	-6.5%
Total gross loans	174,776.8	203,950.2	212,878.3	4.4%	21.8%
Loss allowance	(8,375.5)	(8,883.9)	(9,575.2)	7.8%	14.3%
Total loans, net	166,401.3	195,066.3	203,303.0	4.2%	22.2%

Other accounts receivable, net	10,343.5	13,340.9	13,548.9	1.6%	31.0%
Non-current assets held for sale	104.9	284.1	441.1	55.3%	N.A.
Investments in associates and joint ventures	937.3	996.5	999.5	0.3%	6.6%

Own-use property, plant and equipment for own-use and given in operating lease, net	5,711.0	5,886.3	6,070.0	3.1%	6.3%
Right-of-use assets	2,132.1	2,379.8	2,328.0	-2.2%	9.2%
Investment properties	924.6	921.0	927.8	0.7%	0.3%
Biological assets	95.7	108.4	112.0	3.3%	17.0%
Tangible assets	8,863.4	9,295.5	9,437.8	1.5%	6.5%

Goodwill	7,249.3	8,571.5	8,236.5	-3.9%	13.6%
Concession arrangement rights	6,429.4	8,068.4	8,154.6	1.1%	26.8%
Other intangible assets	1,066.6	1,274.1	1,465.8	15.0%	37.4%
Intangible assets	14,745.4	17,914.0	17,856.9	-0.3%	21.1%

Current	797.0	923.9	1,142.2	23.6%	43.3%
Deferred	235.8	1,286.1	949.8	-26.1%	N.A.
Income tax assets	1,032.7	2,210.1	2,092.0	-5.3%	102.6%

Other assets	360.2	498.7	539.5	8.2%	49.8%
Total assets	264,676.1	320,427.8	332,963.5	3.9%	25.8%

Trading liabilities	568.3	3,016.1	1,196.5	-60.3%	110.6%
Hedging derivatives liabilities	76.7	770.9	310.6	-59.7%	N.A.

Customer deposits	166,000.8	203,221.5	212,216.0	4.4%	27.8%
Checking accounts	38,290.8	53,059.5	51,776.4	-2.4%	35.2%
Time deposits	71,687.7	81,071.4	86,638.2	6.9%	20.9%
Savings deposits	55,495.7	68,701.9	73,301.6	6.7%	32.1%
Other deposits	526.6	388.6	499.8	28.6%	-5.1%
Financial obligations	54,091.2	65,763.4	70,507.1	7.2%	30.3%
Interbank borrowings and overnight funds	10,416.7	7,768.2	11,004.5	41.7%	5.6%
Borrowings from banks and others	20,278.7	25,511.2	26,570.5	4.2%	31.0%
Bonds issued	20,105.5	28,684.4	28,829.1	0.5%	43.4%
Borrowings from development entities	3,290.4	3,799.6	4,103.0	8.0%	24.7%
Total financial liabilities at amortized cost	220,092.1	268,984.9	282,723.1	5.1%	28.5%

Legal related	112.8	196.6	180.4	-8.3%	60.0%
Other provisions	607.5	700.4	729.4	4.1%	20.1%
Provisions	720.3	897.1	909.8	1.4%	26.3%

Current	314.8	466.5	267.3	-42.7%	-15.1%
Deferred	2,608.6	2,645.2	2,788.6	5.4%	6.9%
Income tax liabilities	2,923.3	3,111.7	3,055.9	-1.8%	4.5%
Employee benefits	1,151.4	1,295.7	1,250.1	-3.5%	8.6%
Other liabilities	8,541.0	9,321.2	9,356.6	0.4%	9.5%
Total liabilities	234,073.0	287,397.4	298,802.7	4.0%	27.7%

Equity attributable to owners of the parent	18,310.6	19,472.2	19,939.8	2.4%	8.9%
Non-controlling interest	12,292.5	13,558.1	14,221.0	4.9%	15.7%
Total equity	30,603.1	33,030.3	34,160.8	3.4%	11.6%

Total liabilities and equity	264,676.1	320,427.8	332,963.5	3.9%	25.8%

20

Report of 2Q2020 consolidated results Information reported in Ps billions and under IFRS,

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2019	YTD 2020	Δ	2Q19	1Q20	2Q20	Δ
			2020 vs. 2019				2Q20 vs. 1Q20	2Q20 vs. 2Q19
Interest income
Loan portfolio	9,004.6	9,644.8	7.1%	4,605.7	4,774.8	4,870.0	2.0%	5.7%
Interests on investments in debt securities	550.3	652.6	18.6%	280.0	322.6	330.0	2.3%	17.8%
Total interest income	9,555.0	10,297.4	7.8%	4,885.8	5,097.5	5,199.9	2.0%	6.4%

Interest expense
Checking accounts	206.9	175.4	-15.2%	103.6	93.7	81.7	-12.8%	-21.2%
Time deposits	1,727.4	1,917.3	11.0%	888.5	948.4	968.9	2.2%	9.0%
Savings deposits	736.7	849.5	15.3%	374.2	427.1	422.4	-1.1%	12.9%
Total interest expenses on deposits	2,671.1	2,942.2	10.1%	1,366.4	1,469.2	1,473.0	0.3%	7.8%

Interbank borrowings and overnight funds	161.9	182.2	12.5%	84.3	84.5	97.7	15.7%	16.0%
Borrowings from banks and others	511.9	462.6	-9.6%	277.3	220.4	242.3	9.9%	-12.7%
Bonds issued	581.9	757.1	30.1%	294.4	359.4	397.8	10.7%	35.1%
Borrowings from development entities	67.4	74.2	10.1%	32.0	38.5	35.7	-7.3%	11.5%
Total interest expenses on financial obligations	1,323.1	1,476.2	11.6%	688.0	702.7	773.4	10.1%	12.4%
Total interest expense	3,994.1	4,418.3	10.6%	2,054.4	2,172.0	2,246.4	3.4%	9.3%
Net interest income	5,560.8	5,879.1	5.7%	2,831.3	2,925.5	2,953.6	1.0%	4.3%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,974.1	2,743.4	39.0%	1,040.9	1,101.4	1,642.1	49.1%	57.7%
Other financial assets	(56.1)	58.4	N.A	(33.2)	14.8	43.6	194.1%	N.A
Recovery of charged-off financial assets	(173.8)	(135.7)	-21.9%	(96.6)	(79.7)	(56.0)	-29.7%	-42.0%
Net impairment loss on financial assets	1,744.3	2,666.1	52.9%	911.1	1,036.5	1,629.6	57.2%	78.9%
Net interest income, after impairment losses	3,816.6	3,212.9	-15.8%	1,920.2	1,889.0	1,323.9	-29.9%	-31.1%

Income from commissions and fees
Banking fees(1)	2,103.1	2,002.5	-4.8%	1,075.1	1,109.0	893.5	-19.4%	-16.9%
Trust activities	165.1	160.3	-2.9%	84.4	81.4	78.9	-3.0%	-6.5%
Pension and severance fund management	556.6	568.6	2.2%	301.0	307.7	260.9	-15.2%	-13.3%
Bonded warehouse services	81.1	71.7	-11.6%	40.1	36.7	35.0	-4.8%	-12.8%
Total income from commissions and fees	2,905.8	2,803.1	-3.5%	1,500.6	1,534.8	1,268.3	-17.4%	-15.5%
Expenses from commissions and fees	299.6	362.7	21.1%	153.4	189.0	173.7	-8.1%	13.3%
Net income from commissions and fees	2,606.2	2,440.3	-6.4%	1,347.2	1,345.8	1,094.5	-18.7%	-18.8%

Income from sales of goods and services	4,001.4	3,991.9	-0.2%	2,077.9	2,463.6	1,528.3	-38.0%	-26.4%
Costs and expenses from sales of goods and services	2,827.1	2,918.8	3.2%	1,478.1	1,629.9	1,288.9	-20.9%	-12.8%
Gross profit from sales of goods and services	1,174.3	1,073.1	-8.6%	599.7	833.7	239.4	-71.3%	-60.1%

Net trading income	316.7	1,007.6	N.A.	208.6	1,101.2	(93.6)	-108.5%	-144.9%
Net income from other financial instruments mandatory at FVTPL	107.1	133.0	24.1%	53.4	73.3	59.7	-18.5%	11.7%

Other income
Foreign exchange gains (losses), net	182.7	(590.1)	N.A	16.6	(1,147.8)	557.7	-148.6%	N.A.
Net gain on sale of investments and OCI realization	71.1	200.5	182.1%	65.1	94.3	106.2	12.7%	63.1%
Gain on the sale of non-current assets held for sale	12.6	35.2	179.9%	6.6	28.6	6.6	-76.9%	0.5%
Income from non-consolidated investments(2)	189.1	191.5	1.3%	65.9	148.2	43.4	-70.7%	-34.2%
Net gains on asset valuations	(2.8)	1.5	-154.5%	(7.3)	3.3	(1.8)	-154.8%	-75.0%
Other income from operations	199.3	210.3	5.5%	119.2	69.1	141.1	104.1%	18.4%
Total other income	652.0	48.9	-92.5%	266.1	(804.3)	853.2	N.A	N.A.

Other expenses
Loss on the sale of non-current assets held for sale	2.3	2.3	0.6%	0.7	1.8	0.4	-76.2%	-37.4%
Personnel expenses	1,962.3	2,175.5	10.9%	997.1	1,087.0	1,088.5	0.1%	9.2%
General and administrative expenses	2,235.8	2,394.3	7.1%	1,149.3	1,221.6	1,172.6	-4.0%	2.0%
Depreciation and amortization	439.8	484.5	10.1%	231.9	235.2	249.3	6.0%	7.5%
Impairment loss on other assets	19.2	4.1	-78.5%	15.4	3.7	0.4	-89.4%	-97.4%
Other operating expenses	36.3	137.3	N.A.	14.8	27.0	110.3	N.A.	N.A.
Total other expenses	4,695.6	5,197.9	10.7%	2,409.2	2,576.4	2,621.6	1.8%	8.8%

Net income before income tax expense	3,977.3	2,717.9	-31.7%	1,986.1	1,862.3	855.6	-54.1%	-56.9%
Income tax expense	1,221.0	731.0	-40.1%	586.4	516.4	214.6	-58.4%	-63.4%
Net income for the period	2,756.3	1,986.8	-27.9%	1,399.7	1,345.8	641.0	-52.4%	-54.2%

Net income for the period attibutable to:

Non-controlling interest	1,180.3	963.2	-18.4%	586.5	645.6	317.6	-50.8%	-45.8%

Net income attributable to owners of the parent	1,576.1	1,023.6	-35.1%	813.2	700.2	323.4	-53.8%	-60.2%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

21

Item 2

1 IFRS 2Q20 Consolidated Earnings Results

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States .. As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

Consolidated key results for the quarter

	COP $tn	2Q19	1Q20	2Q20	2Q20 vs 2Q19	2Q20 vs 1Q20
Balance Sheet	Gross Loans	$ 170.7	$ 200.7	$ 209.3	22.6%	4.3%
	Deposits	$ 166.0	$ 203.2	$ 212.2	27.8%	4.4%
	Deposits/Net Loans	1.00 x	1.04 x	1.04 x	0.05 x	0.00 x
Loan Quality	90 days PDLs / Total loans	3.2%	3.1%	3.0%	(22) bps	(15) bps
	Allowance/90 days PDLs	1.53 x	1.41 x	1.53 x	0.00 x	0.12 x
	Cost of risk	2.2%	2.2%	3.1%	87 bps	94 bps
Profitability	Net interest margin	5.9%	4.8%	5.3%	(56) bps	50 bps
	Fee income Ratio	25.4%	24.6%	21.4%	(396) bps	(315) bps
	Efficiency Ratio	45.4%	47.1%	51.3%	593 bps	428 bps
	Attributable net income	$ 0.81	$ 0.70	$ 0.32	-60.2%	-53.8%
	ROAA	2.1%	1.8%	0.8%	(136) bps	(101) bps
	ROAE	18.3%	14.2%	6.6%	(1,169) bps	(768) bps

Key results of the quarter:

- Grupo Aval closed on the Multi Financial Group (MFG) acquisition in Panama during the month of May.
- The acquisition represented a one-time increase in consolidated total assets of approximately Ps 18.6 trillion (USD 5.0 billion) and in consolidated total liabilities of approximately Ps 16.7 trillion (USD 4.4 billion).
- Including the acquisition of MFG, Aval´s consolidated assets grew by 25.8% in the last twelve months to Ps 333 trillion.
- Consolidated gross loans grew in the last twelve months to Ps 209 trillion, or 22.6%, including the MFG acquisition.
- Consolidated deposits grew in the last twelve months to Ps 212 trillion, or 27.8%, including the MFG acquisition.
- Cost of risk during the semester increased significantly to 2.7%, when compared to 2.1% during the first semester of 2019 and 2.3% during the second semester of last year. 40 to 50% of loan provisions booked during this quarter were Covid-related.
- Total NIM during the semester was 5.1%, a decrease of almost 70 bps versus total NIM during the first half of 2019, and of 60 bps versus total NIM recorded during the second half of last year. However, total NIM during the second quarter of 2020 improved by 50bps versus total NIM during the first quarter, driven by a 456 bps increase in NIM on Investments.
- Although gross fee income during the first semester was in line with gross fee income during the first semester of last year, a sharp decrease (-19%) was recorded in fee income from banking activities versus the previous quarter, mostly related to the region's quarantine that resulted in a material decrease in credit card usage.
- Income from non-financial sector operations contracted by 8.6% versus the first half of 2019 and by 10.6% versus the second semester of 2019, mainly driven by a contraction in revenues from infrastructure investments, which decreased by 8.9% and 11.7% versus the first and second semesters of 2019. This decrease was driven by the lockdown in Colombia that halted construction in our 4G concessions; however, the Government has already lifted most restrictions and construction has restarted.
- We continue to observe strong funding and liquidity positions, as evidenced by the Deposits/Net Loans ratio of 1.04x and the Cash/Deposits ratio of 18.9%.
- As a result, ROAA and ROAE for the semester were 1.3% and 10.4% respectively.

Gross loans excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Net Interest Margin** includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures.

3

Grupo AVAL

4 Key results per region for the quarter 64.2% of Assets 35.8% of Assets (1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period . (2) Attributable net income for Grupo Aval of Ps 323 . 4 bn for 2 Q 20 corresponds to the Ps 158 . 9 bn of our Colombian operation plus Ps 239 . 3 bn of our Central American operation multiplied by 68 . 7% , our stake in Banco de Bogotá . Gross loans e xcludes interbank and overnight funds . PDLs 90 + defined as loans more than 90 days past due . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non - significant figures . Equity for Central America is calculated as LBP multiplied by our 68 . 7 % stake in the company . Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America . Colombia Central America (1) (2) 2Q19 1Q20 2Q20 2Q20 vs 2Q19 2Q20 vs 1Q20 2Q19 1Q20 2Q20 2Q20 vs 2Q19 2Q20 vs 1Q20 Gross Loans $ 119.1 $ 131.4 $ 132.8 11.5% 1.0% $ 51.6 $ 69.3 $ 76.5 48.4% 10.5% Deposits $ 115.1 $ 131.8 $ 131.6 14.4% -0.1% $ 51.0 $ 71.4 $ 80.6 58.2% 12.9% Deposits/Net Loans 1.00 x 1.05 x 1.04 x 0.04 x -0.01 x 0.99 x 1.04 x 1.05 x 0.06 x 0.02 x 90 days PDLs / Total loans 3.9% 4.0% 4.0% 10 bps 0 bps 1.6% 1.5% 1.2% (38) bps (26) bps Allowance/90 days PDLs 1.45 x 1.31 x 1.42 x -0.02 x 0.12 x 1.98 x 1.94 x 2.12 x 0.14 x 0.17 x Cost of risk 2.2% 2.4% 3.5% 130 bps 116 bps 2.3% 1.7% 2.3% 7 bps 61 bps Net interest margin 5.4% 4.0% 4.9% (51) bps 89 bps 6.9% 6.4% 6.0% (88) bps (43) bps Fee income Ratio 20.8% 20.9% 18.9% (190) bps (204) bps 35.5% 31.0% 25.6% (982) bps (534) bps Efficiency Ratio 40.3% 42.7% 47.4% 710 bps 472 bps 56.5% 54.7% 57.8% 126 bps 310 bps Attributable net income $ 0.60 $ 0.40 $ 0.16 -73.6% -59.8% $ 0.21 $ 0.31 $ 0.16 -22.6% -46.1% ROAA 2.4% 1.8% 0.7% (162) bps (100) bps 1.6% 1.9% 0.9% (74) bps (104) bps ROAE 27.4% 18.9% 8.5% (1,898) bps(1,042) bps 9.4% 10.8% 5.4% (398) bps (541) bps Balance Sheet Loan Quality Profitability

5 Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted , constant prices of 2015 GDP Macroeconomic context - Colombia ( 1 | 2 ) Oil Exports/Total Exports 2014: 52.8% 2015: 40.4% 2016: 34.0% 2017: 35.0% 2018: 40.2% Source : Banco de la República de Colombia . (4.0%) (3.7%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Trade balance Current Account Deficit 2019: 40.4% Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) FY GDP 4.5% 3.0% 2.1% 1.4% 2.5% 3.3% Jun - 20 Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 2018 2019 2018 2019 (2.7%) (3.8%) (3.9%) (4.3%)

6 Macroeconomic context – Colombia ( 2 | 2 ) Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas. * Last twelve months average from July 2019 to June 2020. 12.9% 13.0% Jan - 20 13.7% 12.8% Jan - 19 Source: Ministry of Finance. Projections start in 2020. Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) ) * Jun - 19 Jun - 20 Urban 10.7% 24.9% National 9.4% 19.8% Unemployment (%) Colombian Peso Exchange Rate Source: Banco de la República de Colombia.

7 Macroeconomic context – Central America Panamá Nicaragua Costa Rica Honduras Guatemala El Salvador Central America (1) Source: IMF (WEO April 2020); (1) Aggregate growth of all the Central American countries. Source: SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá, Cenam : Central America . Cenam , Nicaragua and El Salvador as of June 2020, Panamá as of March 2020. Source: SECMCA. Source: Bloomberg 2.4% 3.0% 3.6% 2.7% 2.1% 2.4% - 3.9% - 3.0% - 2.1% - 2.0% - 2.4% - 3.3% - 5.4% - 6.0% 4.1% 4.0% 5.5% 4.1% 3.0% 4.5% - 1.0% 2019 2020E 2021E 1.5% 8.5% 3.9% 6.0% 3.5% 13.2% 36.6% Regional Exchange Rates (100=12/31/2017) Central Bank’s Interest Rates Growth Outlook – Real GDP Inflation per Country % of total gross portfolio 90 100 110 120 130 140 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Colón Quetzal Lempira Córdoba TRM 125.9 104.9 112.2 104.8 101.8 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Costa Rica Guatemala Honduras 3.75% 0.75% 1.75% Aug - 20 (2.0%) 0.0% 2.0% 4.0% 6.0% Dec-17 Feb-18 Apr-18 Jun-18 Aug-18 Oct-18 Dec-18 Feb-19 Apr-19 Jun-19 Aug-19 Oct-19 Dec-19 Feb-20 Apr-20 Jun-20 CR ES GU HO NI PA Cenam 3.6% 3.1% 2.9% 1.8% (0.2%) (0.2%) (0.8%)

8 62.9% 10.2% 2.0% 24.9% 2Q19 61.1% 11.3% 2.0% 25.7% 2Q20 Colombian operations , 70.5% Foreign (2) , 29.5% Colombian operations , 67.3% Foreign (2) , 32.7% Colombian operations , 64.2% Foreign (2) , 35.8% 60.9% 10.2% 1.9% 27.1% 1Q20 Net loans and leases Fixed income investments Unconsolidated equity investments Other Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Includes Ps. 18.6 trillion of assets of Multi Financial Group. Growth excluding FX and the acquisition would have been 13.0% on a yearly basis and 0.5% on a quarterly basis (2) Foreign operations reflect Central American operations. (3) Net loans and leases include interb ank and overnight funds. (3) 264.7 320.4 333.0 2Q19 1Q20 2Q20 2Q20 / 2Q19 = 25.8% 2Q20 / 1Q20 = 3.9% 2Q20 / 2Q19 = 19.7% 2Q20 / 1Q20 = 6.5% Growth excl. FX movement of Central American Operations (1)

9 170.7 200.7 209.3 2Q19 1Q20 2Q20 2Q20 / 2Q19 = 22.6% 2Q20 / 1Q20 = 4.3% 2Q20 / 2Q19 = 16.6% 2Q20 / 1Q20 = 7.0% Growth excl. FX movement of Central American Operations 55.4% 55.7% 56.7% 33.2% 32.5% 31.1% 11.2% 11.6% 12.0% 0.2% 0.2% 0.2% Commercial Consumer Mortgages Microcredit 25.6% 14.8% 32.0% - 6.5% 20.8% 8.5% 20.6% - 6.5% 2Q20 / 2Q19 2Q19 1Q20 2Q20 2Q20 / 1Q20 6.1% - 0.1% 8.4% - 4.7% 8.3% 2.7% 13.3% - 4.7% Loans and receivables Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations (1) (1) Includes Ps. 12.7 trillion of gross loans of Multi Financial Group. Ps. 7.1 trillion of commercial loans, Ps. 3.0 trillion of co nsumer loans and Ps. 2.6 trillion of mortgages loans. Gross loans growth excluding FX and the acquisition would have been 9.5% on a yearly basis and 0 .5% on a quarterly basis.

10 2.46% 2.32% 3.20% 2.23% 2.15% 3.10% 2Q19 1Q20 2Q20 Impairment loss / Average loans Impairment loss, net / Average loans Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk 4.52% 4.16% 4.05% 3.22% 3.14% 3.00% 2Q19 1Q20 2Q20 30 days PDLs / Total loans 90 days PDLs / Total loans 0.72x 0.60x 0.59x 2Q19 1Q20 2Q20 Quality Coverage 4.91% 1.53x 1.41x 1.53x 1.09x 1.06x 1.13x 2Q19 1Q20 2Q20 Allowance / 90+ PDLs Allowance / 30+ PDLs 4.43% 4.58% Allowance / Gross loans

11 Loan portfolio quality 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 Commercial 4.20% 4.11% 4.08% 3.62% 3.45% 3.60% Consumer 4.94% 4.11% 3.80% 2.69% 2.60% 1.96% Mortgages 4.60% 4.37% 4.44% 2.61% 2.98% 2.71% Microcredit 16.93% 15.15% 13.34% 12.42% 14.37% 12.14% Total loans 4.52% 4.16% 4.05% 3.22% 3.14% 3.00% 30 days past due loans 90 days past due loans (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days pas t d ue. Figures in Ps. Billions 30 days past due formation 90 days past due formation (1) (2) 30 days past due loans (1) 90 days past due loans (2) Loans by Stages (%) 89.3% 89.8% 88.0% 4.7% 4.6% 6.5% 6.0% 5.6% 5.5% 2Q19 1Q20 2Q20 Stage 3 Stage 2 Stage 1 2Q19 3Q19 4Q19 1Q20 2Q20 Initial +30 PDLs 7,426 7,716 8,155 7,827 8,353 New +30 PDLs 1,252 1,331 1,502 1,433 1,058 Charge - offs (961) (892) (1,829) (907) (927) Final +30 PDLs 7,716 8,155 7,827 8,353 8,483 2Q19 3Q19 4Q19 1Q20 2Q20 Initial +90 PDLs 5,143 5,491 5,846 5,842 6,305 New +90 PDLs 1,309 1,247 1,826 1,371 893 Charge - offs (961) (892) (1,829) (907) (927) Final +90 PDLs 5,491 5,846 5,842 6,305 6,271

12 1.00x 1.04x 1.04x 2Q19 1Q20 2Q20 Deposits / Net loans (%) 18.0% 19.8% 18.9% 2Q19 1Q20 2Q20 Cash / Deposits (%) Funding Figures in Ps. Trillions Total deposits Total funding Cash / Deposits (%) Deposits / Net loans (%) * (1) (1) Includes Ps. 16.3 trillion of funding of Multi Financial Group. Growth excluding FX and the acquisition would have been 1 5.4 % on a yearly basis and 1.4% on a quarterly basis.(2) Includes Ps. 11.0 trillion of deposits of Multi Financial Group. Growth excluding FX and the a cqu isition would have been 15.2% on a yearly basis and 1.7% on a quarterly basis. (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables (2)

13 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 2Q19 1Q20 2Q20 Minority interest 12.3 13.6 14.2 Attributable equity 18.3 19.5 19.9 2Q20 / 2Q19 = 11.6% 2Q20 / 1Q20 = 3.4% 30.6 33.0 34.2 18.3 19.5 19.9 2Q19 1Q20 2Q20 Attributable shareholders equity 2Q20 / 1Q20 = 2.4% 2Q20 / 2Q19 = 8.9% Total equity / Assets Tangible equity ratio (1) 11.6% 10.3% 10.3% 8.7% 7.5% 7.6% (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles. (2) Total Tier 1: CET1 :8.6% and AT1: 1.1% 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 2Q19 1Q20 2Q20 Primary capital (Tier 1) 9.5 9.6 9.8 10.4 9.1 8.7 8.7 8.4 7.8 10.1 11.0 11.0 Solvency Ratio 13.2 12.3 12.4 12.7 10.4 10.5 10.5 9.6 9.1 10.7 11.1 11.5 (2)

14 NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 2Q19 1Q20 2Q20 2Q20 / 2Q19 2Q20 / 1Q20 3.0 2.7 3.3 9.6% 20.2% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.0% for 2Q20, 5.3% for 1Q20 and 5. 7% for 2Q19. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 2.26% - 1.68% 2.88% 2Q19 1Q20 2Q20 6.29% 2.13% 6.51% Avg. Yield on fixed income and interbank & overnight funds 5.85% 4.78% 5.29% 2Q19 1Q20 2Q20 3.78% 3.49% 3.26% Cost of funds 6.58% 6.06% 5.79% 2Q19 1Q20 2Q20 10.61% 9.88% 9.42% Avg. Yield on loans

Fees and other operating income

Figures in Ps. Billions

Gross fee income


2Q20/2Q19 = -21.4%
2Q20/1Q20 = -20.4%
2Q20/1Q20=-17.4%
2Q20/2Q19=-15.5%
1,500.6
1,534.8
1,268.3
2.7%
20.1%
5.6%
71.6%
2.4%
20.1%
5.3%
72.3%
2.8%
20.6%
6.2%
70.5%
2Q20/2Q19
2Q20/1Q20
-12.8%
-4.8%
-13.3%
-15.2%
-6.5%
-3.0%
-16.9%
-19.4%
2Q19
1Q20
2Q20
Banking fees
Trust activities
Pension fees
Other

Growth excluding FX movement of Central American Operations

Non-financial sector (1)

	2Q19	1Q20	2Q20
Energy & gas	189	206	145
Infrastructure	494	716	193
Hotels	6	2	-20
Agribusiness	0	3	3
Other[2]	-89	-93	-82
Total	**600**	**834**	**239**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	2Q19	1Q20	2Q20
Foreign exchange gains (losses), net	17	-1,148	558
Net income (loss) on financial derivatives	31	1,161	-364
Other trading income on derivatives	25	145	-46
Derivatives and foreign exchange gains (losses), net (1)	73	158	147
Gains on valuation of assets	-7	3	-2
Net income from other financial instruments mandatory at FVTPL	53	73	60
Net gain on sale of investments and OCI realization	65	94	106
Gain on the sale of non-current assets held for sale	7	29	7
Income from non-consolidated investments (2)	66	148	43
Other income from operations	119	69	141
Total other income from operations	**376**	**574**	**503**

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

15

16 Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income Cost to assets Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . 45.4% 47.1% 51.3% 2Q19 1Q20 2Q20 3.7% 3.4% 3.2% 2Q19 1Q20 2Q20

17 813.2 700.2 323.4 2Q19 1Q20 2Q20 Net income attributable to controlling interest $36.5 $31.4 $14.5 EPS $29.0 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity. Figures in Ps. Billions 2.1% 1.8% 0.8% 2Q19 1Q20 2Q20 ROAA (1) 2.0% 18.3% 14.2% 6.6% 2Q19 1Q20 2Q20 ROAE (2) 14.2% ROAE (2) Net income attributable to controlling interest ROAA (1)

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel